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                              December 29, 2023

       Francisco Javier Calleja Malaina
       Director
       Avelan Enterprise Ltd.
       Prolongaci  n 59 Avenida Sur, #2934
       San Salvador, El Salvador

                                                        Re: Avelan Enterprise
Ltd.
                                                            Almacenes   xito
S.A.
                                                            Schedule TO-T filed
December 18, 2023
                                                            SEC File No.
5-94183

       Dear Francisco Javier Calleja Malaina:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your offer materials.

       Schedule TO-T filed December 18, 2023

       What are the conditions to the Colombian Offer?, page 6

   1. The disclosure here states that the Colombian Offer is subject to the same "conditions" as the U.S. Offer.
However, earlier disclosure indicates there is only a single condition (the
                                                        Minimum Condition) to
consummation of the U.S Offer. Please revise or advise.
       Background of the Offers, page 12

   2. We note the disclosure at the top of page 13 that consummation of the Offers will result in
                                                        Purchaser acquiring an
interest in Tuya, which requires approval of the SFC under Article
                                                        88 of the Colombian
Financial System Organic Statute. We also note that Grupo Calleja has filed a request
seeking such approval. Please expand to discuss the anticipated timing of this approval,
whether the Offers can close without it, and what will happen if approval is ultimately not
received. Your revised disclosure should take into account the maximum
 Francisco Javier Calleja Malaina
FirstName  LastNameFrancisco   Javier Calleja Malaina
Avelan Enterprise Ltd.
Comapany29,
December   NameAvelan
               2023      Enterprise Ltd.
December
Page 2     29, 2023 Page 2
FirstName LastName
         permitted offer period for the Colombian Offer permitted by Colombian law.
2. Purpose of and Reasons for the Offers, page 13

3. Here or in an appropriate section of the Offer to Purchase, please prominently discuss the
         filing persons' ability to control and integrate   xito, assuming the
Offers are successfully
         consummated at a participation level of 51%, including any limitations on their ability to acquire any remaining shares in a squeeze out merger pursuant to Colombian law. Any differences between Colombian and U.S. law should be highlighted. If the threshold for full control/integration is above the Minimum Condition, please highlight this fact
         (specifying the threshold percentage needed for a "squeeze out," if applicable) and explain
         its implications, in particular, for remaining   xito shareholders.
Certain Effects of the Offers, page 14

4. We note the following statement on page 14: "To the extent that Purchaser's percentage
         ownership of   xito is increased pursuant to the Offers, its interests
in the net book value
         and net earnings of   xito will increase correspondingly." State the
percentage of   xito
         held by Purchaser or any other filing person or their affiliates before the Offers. We may have additional comments.
5. We note the disclosure that "Purchaser may convert the Company into a closely-held corporation or cancel the registration of its Shares in the Securities Registry of the SFC.
         The Offerors may cause the Shares to be de-listed from the BVC." Please revise to disclose more fulsomely and prominently the impact of these changes on remaining holders of Shares who do not tender into the Offers.
6. Under NYSE Listing on page 15, revise to provide a greater understanding of how likely it is that the ADSs will be involuntarily de-listed from the NYSE after the Offers. Provide an estimation of how many ADSs would need to remain outstanding to avoid de-listing.
         Provide similar disclosure regarding deregistration in the following section on the same page.
5. Risks of Tendering Shares in the Colombian Offer instead of the U.S. Offer, page 16

7. We note your disclosure that "the terms and conditions of the U.S. Offer and the
         Colombian Offer are substantially similar." Please disclose the differences between the conditions in the U.S. Offer and those in the Colombian Offer. See our comment below regarding certain differences we have identified.
General

8. We note that the Offerors will apparently not undertake a second-step "squeeze out"
         merger of any remaining Shares not acquired in the Offers. We also note that the
         Minimum Condition is a simple majority of the issued and outstanding Shares on a fully-
         diluted basis. Given that if the Offers are consummated, the filing persons will become
 Francisco Javier Calleja Malaina
FirstName  LastNameFrancisco   Javier Calleja Malaina
Avelan Enterprise Ltd.
Comapany29,
December   NameAvelan
               2023      Enterprise Ltd.
December
Page 3     29, 2023 Page 3
FirstName LastName
         majority owners of Almacenes   xito, please provide your analysis
supplementally as to
         the materiality of Clarendon's and other filing person's financial statements here. See Item
         10 of Schedule TO. Your analysis should address the fact that
Almacenes   xito is
         incorporated in Colombia, which fact may affect the filing persons' ability to control or integrate the target into another entity, and their ability to eliminate target shareholders who do not tender into the Offers, and therefore, could bear on the materiality of the bidders' financial statements in the context of this unsolicited Offer for a target company that is a foreign private issuer. In addition, your response should discuss the fact that financing for the Offers is not yet in place, based on the disclosure on page 35 that "the definitive documentation for the loan facility is subject to further review and negotiation."
9. We note that U.S. persons who hold shares in direct form rather than in ADS form may tender into the Colombian Offer. In your response letter, please advise whether permitting them to tender into the Colombian Offer is required under Colombian law.
10. We note that you have checked the box on the cover page of the Schedule TO indicating your reliance on Rule 14d-1(d) in conducting the Offers. Rule 14d-1(d)(2)(ii) permits a bidder to conduct separate foreign and U.S. offers, subject to certain specified conditions, including the requirement that the U.S. offer must be made on terms at least as favorable as the foreign offer(s). It appears that several aspects of the U.S. Offer here are less favorable than the Colombian Offer, such as:

         (i) Some shareholders tendering into the Colombian Offer can elect to be paid in either
         Colombian pesos or U.S. dollars, whereas U.S. shareholders tendering into the U.S. Offer will be paid in Colombian pesos;

         (ii) The term of the Colombian Offer is expected to be one day longer than the U.S.
         Offer; and

         (iii) Holders of Shares tendering in the Colombian Offer may be paid before holders tendering into the U.S. Offer.

         Please advise how these differences are consistent with Rule 14d-1(d)(2)(ii) or revise.
         With respect to (ii) above, we do not understand the statement at the bottom page 2 in the last paragraph, asserting that staggered expiration dates are more favorable to U.S.
         shareholders. In addition, in your response letter, describe any other aspects of the
         Colombian and U.S. Offers that may differ, and provide the same analysis, as applicable.
11. Satisfaction of all Offer conditions must be judged as of expiration. Here, the Offers are subject to a Minimum Condition that at least 51% of all Shares are tendered into both
         Offers combined. However, it is not clear how this condition to the U.S. Offer could be satisfied as of its expiration, since the Colombian Offer is set to expire a day later. Please revise or advise.
12. We note the disclosure on page 8 that payments for tendered Shares may be delayed up to five business days after the Expiration Date. In your response letter, please explain the
 Francisco Javier Calleja Malaina
Avelan Enterprise Ltd.
December 29, 2023
Page 4
         Colombian rules applicable to payment for tendered Shares.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or or Christina Chalk at 202-
551-3263.



FirstName LastNameFrancisco Javier Calleja Malaina          Sincerely,
Comapany NameAvelan Enterprise Ltd.
                                                            Division of
Corporation Finance
December 29, 2023 Page 4                                    Office of Mergers &
Acquisitions
FirstName LastName